Nano Dimension LTD.

2 Ilan Ramon St.

Ness Ziona 7403635, Israel

February 8, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nano Dimension Ltd.
Registration Statement on Form F-3, File No. 333-252738
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Nano Dimension Ltd. (the “Company”), hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form F-3 (Registration No. 333-252738), together with all exhibits thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission on February 4, 2021. The Company is withdrawing the Registration Statement because it intends to resubmit the Registration Statement as an automatic shelf registration statement on Form F-3ASR (the “Form F-3ASR”) since the Company qualifies as a Well-Known Seasoned Issuer. No securities were sold under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including for the Form F-3ASR.

If you have any questions or require additional information, please call our attorneys David Huberman at (332) 208-9012 Sullivan & Worcester LLP.

Sincerely,

Nano dimension LTD.

By:	/s/ Yael Sandler
Yael Sandler Chief Financial Officer

cc:	David Huberman, Esq.